U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

   Fonner                             Sally                    A.
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   (Last)                            (First)              (Middle)

   1612 North Osceola
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                                    (Street)

   Clearwater                        Florida                33755
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

   March 31, 2000
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

   Yifan Communications, Inc. (YFNC),
   formerly Smart Games Interactive, Inc. (SSCI)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

   Chief Executive Officer, effective March 31, 2000
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock, $.0002 par value            15,000,000                  D                    (See Attachment)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:




/s/ Sally A. Fonner                                           August 3, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Attachment 1

Pursuant to Instruction 5(b)(v), this Form 3 is submitted on behalf of a group whose three principal members are identified below:

Sally A. Fonner
1612 North Osceola
Clearwater, Florida 33755
Officer, Director and 10% Holder

Capston Network Company
1612 North Osceola
Clearwater, Florida 33755
10% Holder

Tobem Investments Limited
3rd Floor, Whitehall House North Church, Box 2097
Georgetown, Grand Cayman, British West Indies
10% Holder

On March 31, 2000, Tobem Investments Limited purchased 15,000,000 shares of the Issuer's common stock for cash at a price of $.005 per share. Subsequently, Tobem nominated Mr. Fonner as the sole director of the Issuer and granted Capston the contractual right to purchase up to 12,000,000 of the Issuer's shares held by it for cash at a price of $.005 per share. The terms of the contractual arrangement between Capston and Tobem are included in Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated April 17, 2000.

Tobem Investments Limited is not related to or under common control with either Sally A. Fonner or Capston Network Company.

Sally A. Fonner is the sole officer, director and stockholder of Capston Network Company. Notwithstanding the record ownership described above, the following persons who are Associated with Capston are entitled to purchase from Capston, at a price of $.005 per share, a portion of the shares that Capston is entitled to purchase from Tobem.

Robert Williams                                            2,000,000 shares
110 Harborview Lane
Largo, Florida 33770

Art Beroff                                                 1,600,000 shares
156-34 88th Street
Howard Beach, New York 11414

Maoz Goldstein                                               800,000 shares
4 Dunoas Street
Jerusalem93239 Israel

Michael Manion                                               400,000 shares
1220 Glenmore Drive
Apopka, Florida 32712

Michael Weber                                                280,000 shares
13906 Tern Lane
Clearwater, Florida 33762

Lawrence I. Kravetz                                        1,012,320 shares
1735 19th Street, Unit 3-A
Denver Colorado 80202

John L. Petersen                                           1,324,628 shares
Chateau de Barbereche
CH-1783 Barbereche

Dan Forbes                                                   400,000 shares
1612 North Osceola
Clearwater, Florida 33755

Christopher McGahn                                             80,000 shares
1612 North Osceola
Clearwater, Florida 33755

Yani Dubouchage                                               80,000 shares
1612 North Osceola
Clearwater, Florida 33755

Jeff Kraft                                                   200,000 shares
1612 North Osceola
Clearwater, Florida 33755




/s/ Tobem Investments Limited                             August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Capston Network Company                               August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Robert Williams                                       August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Art Beroff                                            August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Moaz Goldstein                                        August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Michael Manion                                        August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Michael Weber                                         August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Lawrence Kravetz                                      August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ John L. Petersen                                      August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Dan Forbes                                            August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Christopher McGahn                                    August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Yani Dubouchage                                       August 3, 2000
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      **Signature of Reporting Person                             Date




/s/ Jeff Kraft                                            August 3, 2000
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      **Signature of Reporting Person                             Date